Mail Stop 4561

July 28, 2008

P. Howard Edelstein
President, Chief Executive Officer and Director
Nyfix, Inc.
100 Wall Street
New York, New York 10005

      Re: Nyfix, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 17, 2008
             File No. 001-02292

Dear Mr. Edelstein:

      We have reviewed your response letter dated July 15, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2008.

<u>Note 16. Segment Information, page 91</u>

1.   We note from your response to our prior comment 10 that Fusion OMS was a product offered by your OMS Division. We further note from your disclosures on page 92 that the operating loss for the OMS Division includes impairment charges of $7.6 million, which includes $5.7 million of goodwill impairment and $1.5 million of impaired capitalized software costs. Please explain why the goodwill impairment charge is reflected in the OMS Division's operating loss when according to Note 4 there was no goodwill allocated to that segment. In this regard, please tell us why the goodwill related to the Fusion OMS product line was allocated to the FIX and Transaction Services divisions and why the impairment charge was not included in the operating income for these two

segments in your footnote disclosures. In addition, please tell us what other costs incurred by the OMS Division contributed to the ($29,627) operating loss for fiscal 2007.

2. In addition, please tell us how you considered analyzing your revenues, operating income and gross profit, or the components thereof, at the segmental level in your results of operations discussion. In this regard, we remind you that to the extent that a reportable segment contributes, or is expected to contribute in the future, in a materially disproportionate way to your profitability, you should provide a segmental analysis of your measure of segmental profit or loss. Please refer to Item 303 of Regulation S-K and the related instructions and to our Release 33-8350, and tell us how you considered such guidance in your current MD&A disclosures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief